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                             September 23, 2022

       Jeffrey Chi
       Chief Executive Officer
       Vickers Vantage Corp. I
       1 Harbourfront Avenue, #16-06
       Keppel Bay Tower, Singapore 098632
       Singapore

                                                        Re: Vickers Vantage
Corp. I
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed September 13,
2022
                                                            File No. 333-264941

       Dear Dr. Chi:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-4

       Cover Page

   1. Please revise your cover page disclosure to state that for as long as Sorrento owns any shares of New Scilex
Series A Preferred Stock, it will have the right to designate each director to be
nominated, elected or appointed to the New Scilex Board, as indicated
                                                        throughout the
prospectus. Please also revise to state that the Series A Preferred Stock will have a liquidation
preference, that New Scilex will be prohibited from taking certain actions without the
consent of Sorrento and provide a cross-reference to the portion of the prospectus where these
provisions are fully described.
 Jeffrey Chi
FirstName   LastNameJeffrey Chi
Vickers Vantage   Corp. I
Comapany 23,
September   NameVickers
                2022      Vantage Corp. I
September
Page  2     23, 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Vickers, page 198

2.       Please expand your discussion and analysis of Vickers    results of
operations and liquidity
         and capital resources to include the annual periods provided in addition to the interim periods. Refer to Item 14 of Form S-4 and Item 303(b) of Regulation S-K for guidance.
Unaudited Pro Forma Condensed Combined Financial Information
Note 5 - Net Income (Loss) per Share, page 292

3. Please provide the disclosures regarding the impact of the New Scilex Series A Preferred
         Stock to the calculation of basic and diluted net loss per share. Refer to ASC 260-10-50-1 for guidance.
       You may contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Alan Campbell at 202-551-4224 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Joan Guilfoyle, Esq.